SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

GRAVITY REPORTS SECOND QUARTER OF 2017 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – August 9, 2017 – GRAVITY Co., Ltd. (NasdaqCM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the second quarter ended June 30, 2017, prepared in accordance with generally accepted accounting principles in the United States.

SECOND QUARTER 2017 HIGHLIGHTS

•	Total revenues were KRW 27,028 million (US$ 23,631 thousand), representing a 15.7% increase from the first quarter ended March 31, 2017 (“QoQ”) and a 198.4% increase from the second quarter ended June 30, 2016 (“YoY”).

•	Operating income was KRW 4,373 million (US$ 3,823 thousand), representing a 32.6% increase QoQ and an increase of KRW 5,879 million (US$ 5,140 thousand) from KRW 1,506 million of operating loss in the same period last year.

•	Income before income tax expenses was KRW 4,560 million (US$ 3,987 thousand), representing a 34.8% increase QoQ and an increase of KRW 5,772 million (US$ 5,047 thousand) from KRW 1,212 million of loss before income tax expenses in the same period last year.

•	Net Income attributable to parent company was KRW 3,555 million (US$ 3,108 thousand), representing a 63.8% increase QoQ and an increase of KRW 5,160 million (US$ 4,511 thousand) from KRW 1,605 million of net loss attributable to parent company in the same period last year.

Mr. Hyun Chul Park, CEO of Gravity said, “We delivered a stronger set of financial results for the second quarter of 2017, compared to the first quarter of 2017 and the second quarter of 2016. Gravity is dedicated to continuously provide better game experiences and innovative content to our global game users.”

REVIEW OF SECOND QUARTER 2017 FINANCIAL RESULTS

Revenues

Subscription revenues were KRW 9,786 million (US$ 8,556 thousand), representing a 0.7% decrease QoQ from KRW9,855 million and a 321.3% increase YoY from KRW 2,323million.

The decrease QoQ was mainly attributable to lower revenue from Ragnarok Online in Taiwan, which was partially offset by higher revenues derived from Ragnarok Online in United States and Canada and Dragonica Online in Taiwan. The Company launched Dragonica Online in Taiwan in May 2017. The increase YoY was largely due to strong revenue growth from Ragnarok Online and Ragnarok Prequel in Taiwan. The Company began to directly offer Ragnarok Online in Taiwan since June 2016 and Ragnarok Prequel was launched in Taiwan in July 2016.

Royalty and license fee revenues were KRW 3,546 million (US$ 3,100 thousand), representing a 20.8% decrease QoQ from KRW 4,475 million and a 28.3% increase YoY from KRW 2,763 million.

The decrease QoQ was primarily due to lower revenues from Ragnarok Online in Japan and Thailand. The increase YoY resulted mainly from revenue growth from Ragnarok Online in Thailand and Indonesia. Our local licensee, Electronic Extreme Ltd.(“Extreme”), successfully re-launched Ragnarok Online in Thailand and Indonesia in July 2016 and February 2017, respectively.

Mobile game and application revenues were KRW 12,239 million (US$ 10,701 thousand), representing a 51.8% increase QoQ from KRW 8,063 million and a 290.0% increase YoY from KRW 3,138 million.

The increase QoQ mainly reflected growth in revenue from launchings of Ragnarok R in Thailand and Korea in February 2017 and April 2017, respectively. The increase YoY resulted primarily from increased revenues from Ragnarok R in Taiwan, Thailand and Korea, which was launched in December 2016, February 2017 and April 2017, respectively.

Character merchandising and other revenues were KRW 1,457 million (US$ 1,274 thousand), representing 51.9% increase QoQ from KRW 959 million and a 74.9 % increase YoY from KRW 833 million.

Cost of Revenue

Cost of revenue was KRW 15,463 million (US$ 13,520 thousand), representing a 10.7% increase QoQ from KRW 13,969 million and a 125.9% increase YoY from KRW 6,846 million.

The increase QoQ was mainly due to: i) higher commission paid to mobile platforms including App Store and Google Play Store for mobile game distribution service for Ragnarok R in Korea; and ii) royalty payments related to Ragnarok R in Korea, which was launched in April 2017. The increase YoY was mostly from increased royalty payments, game channeling service fees and outsourcing fees related to Ragnarok R and Ragnarok Prequel. Also, such increase was also driven by higher commission paid to mobile platforms for service of Ragnarok R in Korea, Taiwan and Thailand.

Operating Expenses

Operating expenses were KRW 7,192 million (US$ 6,288 thousand), representing a 18.2% increase QoQ from KRW 6,085 million and a 93.5% increase YoY from KRW 3,717 million.

The increase QoQ was mainly attributable to higher advertising expenses related to marketing for Ragnarok R, which was officially launched in Korea in April, 2017. The increase YoY was mostly resulted from increased advertising expenses related to Ragnarok R and higher commission paid for payment gateway fees.

Income before income tax expenses

Income before income tax expenses was KRW 4,560 million (US$ 3,987 thousand) compared with income before income tax expense of KRW 3,382 million for the first quarter of 2017 and loss before income tax expenses of KRW 1,212 million for the second quarter of 2016.

Net Income

As a result of the foregoing factors, Gravity recorded a net income attributable to parent company of KRW 3,555 million (US$ 3,108 thousand) compared with net income attributable to parent company of KRW 2,170 million for the first quarter of 2017 and a net loss attributable to parent company of KRW 1,605 million for the second quarter of 2016.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 45,572 million (US$ 39,845 thousand) as of June 30, 2017.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,143.75 to US$ 1.00, the noon buying rate in effect on June 30, 2017 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATES

· Ragnarok M, an MMORPG mobile game

On August 8, 2017, Gravity, Shanghai the Dream Network Technology Co., Ltd. and X.D. Network Inc.(“the Partners”) announced that the Partners entered into an agreement to launch Ragnarok M in Taiwan, Korea and Thailand. Ragnarok M is scheduled to be launched in Taiwan during the fourth quarter of 2017 and the launching schedules for Korea and Thailand are to be announced in the future.

The Partners co-developed Ragnarok M based on the content of Ragnarok Online and Ragnarok M has drawn a large attention among Ragnarok Online users for its recreation of Ragnarok Online.

· Ragnarok R, a card RPG mobile game

The Company plans to launch Ragnarok R in United States and Canada during the fourth quarter of 2017. Also, such game is expected to be launched in more Asian markets in 2018.

· Ragnarok Online

Our local licensee, Extreme, re-launched Ragnarok Online in Philippines on June 20, 2017. Such game was successfully re-launched in Taiwan, Thailand and Indonesia. Gravity and Extreme plan to re-launch Ragnarok Online in more Asian markets.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 79 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2016 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Ji Hee Kim

IR Manager

Gravity Co., Ltd.

Email: ircommunication@gravity.co.kr

Telephone: +82-2-2132-7800

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GRAVITY Co., Ltd.

Consolidated Balance Sheet

(In millions of KRW and thousands of US$)

	As of
	31-Dec-16		30-June-17
	KRW (audited)	US$ (unaudited)	KRW (unaudited)	US$ (unaudited)
Assets
Current assets:
Cash and cash equivalents	16,720	14,619	17,070	14,925
Short-term financial instruments	22,000	19,235	28,502	24,920
Accounts receivable, net	11,819	10,334	22,689	19,837
Other current assets	2,852	2,493	3,111	2,720

Total current assets	53,391	46,681	71,372	62,402

Property and equipment, net	593	518	870	760
Leasehold and other deposits	962	841	972	850
Intangible assets	91	80	85	75
Other non-current assets	153	134	98	85

Total assets	55,190	48,254	73,397	64,172

Liabilities and Equity
Current liabilities:
Accounts payable	10,033	8,772	15,709	13,735
Deferred revenue	9,689	8,471	11,871	10,379
Other current liabilities	964	843	2,161	1,889

Total current liabilities	20,686	18,086	29,741	26,003

Long-term deferred revenue	4,096	3,581	7,083	6,193
Accrued severance benefits	104	91	148	130
Other non-current liabilities	210	184	339	296

Total liabilities	25,096	21,942	37,311	32,622

Common shares	3,474	3,037	3,474	3,037
Additional paid-in capital	75,076	65,640	75,076	65,640
Accumulated deficit	(48,511)	(42,414)	(42,786)	(37,409)
Accumulated other comprehensive income	617	540	912	798

Total parent company shareholders’ equity	30,656	26,803	36,676	32,066

Non-controlling interest	(562)	(491)	(590)	(516)

Total equity	30,094	26,312	36,086	31,550

Total liabilities and equity	55,190	48,254	73,397	64,172

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,143.75 to US$ 1.00, the noon buying rate in effect on June 30, 2017 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.

Consolidated Statements of Operations

(In millions of KRW and in thousands of US$, except for shares and ADS data)

	Three months ended				Six months ended
	31-Mar-17	30-Jun-16	30-Jun-17		30-Jun-16	30-Jun-17
	(KRW) (unaudited)	(KRW) (unaudited)	(KRW) (unaudited)	(US$) (unaudited)	(KRW) (unaudited)	(KRW) (unaudited)	(US$) (unaudited)
Revenues:
Online games-subscription revenue	9,855	2,323	9,786	8,556	4,460	19,641	17,172
Online games-royalties and license fees	4,475	2,763	3,546	3,100	6,131	8,021	7,013
Mobile games and applications	8,063	3,138	12,239	10,701	5,968	20,302	17,750
Character merchandising and other revenue	959	833	1,457	1,274	1,592	2,416	2,112

Total net revenue	23,352	9,057	27,028	23,631	18,151	50,380	44,047

Cost of revenue	13,969	6,846	15,463	13,520	13,465	29,432	25,733

Gross profit	9,383	2,211	11,565	10,111	4,686	20,948	18,314

Operating expenses:
Selling, general and administrative	5,516	3,205	6,498	5,681	5,893	12,014	10,504
Research and development	569	512	694	607	855	1,263	1,104
Impairment losses on intangible assets	—	—	—	—	5	—	—

Total operating expenses	6,085	3,717	7,192	6,288	6,753	13,277	11,608

Operating Income(loss)	3,298	(1,506)	4,373	3,823	(2,067)	7,671	6,706

Other income (expenses):
Interest income	133	131	139	122	263	272	238
Interest expense	(3)	—	(3)	(3)	—	(6)	(5)
Foreign currency income (loss), net	(46)	163	51	45	(695)	5	4

Income(loss) before income tax expenses	3,382	(1,212)	4,560	3,987	(2,499)	7,942	6,943

Income tax expenses	1,228	410	1,017	889	843	2,245	1,963

Net income(loss)	2,154	(1,622)	3,543	3,098	(3,342)	5,697	4,980
Net income (loss) attributable to:
Non-controlling interest	(16)	(17)	(12)	(10)	(36)	(28)	(25)

Parent company	2,170	(1,605)	3,555	3,108	(3,306)	5,725	5,005

Earning(loss) per share
- Basic and diluted	312	(231)	512	0.45	(476)	824	0.72

Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900

Earning(loss) per ADS(1)
- Basic and diluted	624	(462)	1,024	0.90	(952)	1,648	1.44

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,143.75 to US$1.00, the noon buying rate in effect on June 30, 2017 as quoted by the Federal Reserve Bank of New York.

(1) Each ADS represents two common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: August 9, 2017